Exhibit 21.1

Vivos Therapeutics, Inc.

Subsidiaries of the Registrant

Entity Name	Place of Incorporation
First Vivos, Inc.	Texas
BioModeling Solutions, Inc.	Oregon
Vivos Therapeutics (Canada) Inc.	British Columbia
Vivos Management and Development, LLC	Colorado
Vivos Del Mar Management, LLC	California
Vivos Therapeutics DSO LLC, a Colorado limited liability company	Colorado
Vivos Airway Alliance, LLC, a Colorado limited liability company	Colorado
Colorado Vivos Therapeutics, Inc.	Colorado
Vivos Providers Network, LLC, a Colorado limited liability company	Colorado
Airway Integrated Management Company, LLC	Colorado
Airway Intelligence Center, LLC	Utah